CUSIP No. 60783C100

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No.3)*


                               MODTECH HOLDINGS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                           Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    60783C100
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2008
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

      |_|   Rule 13d-1(b)
      |X|   Rule 13d-1(c)
      |_|   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60783C100                   13G
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON: PSource Structured Debt Limited

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Guensey
--------------------------------------------------------------------------------
NUMBER OF         5     SOLE VOTING POWER:
SHARES
BENEFICIALLY            0 shares of Common Stock.*
OWNED BY          --------------------------------------------------------------
EACH              6     SHARED VOTING POWER:
REPORTING
PERSON                  2,153,120 shares of Common Stock.*
                  --------------------------------------------------------------
                  7     SOLE DISPOSITIVE POWER:

                        0 shares of Common Stock.*
                  --------------------------------------------------------------
                  8     SHARED DISPOSITIVE POWER:

                        2,153,120 shares of Common Stock.*
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,153,120 shares of Common Stock.*
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                             |X|
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      9.99%*
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      0O
--------------------------------------------------------------------------------
      * Based on 21,552,759 shares of common stock, par value $0.01 per share (the "Shares") of Modtech Holdings, Inc., a Delaware corporation (the "Company") outstanding as of July 31, 2008, as disclosed in the Company's Quarterly Report on Form 10Q for the quarterly period ended June 30, 2008. As of December 31, 2008, PSource Structured Debt Limited ("PSource"), Valens U.S. SPV I, LLC ("Valens US") and Valens Offshore SPV II, Corp. ("VOFF SPV II" and together with PSource and Valens US, the "Investors") collectively held (i) a warrant (the "First Warrant") to acquire 1,540,697 Shares, at an exercise price of $7.82 per Share for the first 770,349 Shares and $7.31 per Share for the remainder of the Shares acquired thereunder, subject to certain adjustments; (ii) a warrant (the "Second Warrant") to acquire 581,395 Shares at an exercise price of $5.69 per Share, subject to certain adjustments, and (iii) a warrant (the "Third Warrant") to acquire an additional 576,086 Shares, at an exercise price of (x) $5.06 per Share for the first 192,029 Shares, (y) $5.29 per Share for the next 192,029 Shares and (z) $6.53 per Share for any additional Shares acquired thereunder, subject to certain adjustments, (iv)a warrant (the "Fourth Warrant") to acquire 2,537,657 Shares, at an exercise price of $0.40 per Share, subject to certain adjustments, (v) a warrant (the "Fifth Warrant") to acquire 266,408 Shares, at an exercise price of $0.40 per Share, subject to certain adjustments, (vi) a warrant (the "Sixth Warrant" and collectively with the First Warrant, the Second Warrant, the Third Warrant, the Fourth Warrant and the Fifth Warrant, the "Warrants") to acquire 195,935 Shares, at an exercise price of $0.40 per Share, subject to certain adjustments and (vii) 449,110 Shares. Each of the Warrants contains an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation"). The 9.99% Issuance Limitation under the Warrants may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument), provided however with respect to the Fourth Warrant, the Fifth Warrant and the Sixth Warrant, notice shall only be effective if delivered at a time when no indebtedness of the Company of which the Investors was the owner, at any time is outstanding. PSource is managed by Laurus Capital Management, LLC. Valens US and VOFF SPV II are managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share sole voting and investment power over the securities owned by the Investors reported in this
Schedule 13G, as amended.

CUSIP No. 60783C100                   13G
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON: Laurus Capital Management, LLC

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 13-4150669
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
NUMBER OF         5     SOLE VOTING POWER:
SHARES
BENEFICIALLY            0 shares of Common Stock.*
OWNED BY          --------------------------------------------------------------
EACH              6     SHARED VOTING POWER:
REPORTING
PERSON                  2,153,120 shares of Common Stock.*
                  --------------------------------------------------------------
                  7     SOLE DISPOSITIVE POWER:

                        0 shares of Common Stock.*
                  --------------------------------------------------------------
                  8     SHARED DISPOSITIVE POWER:

                        2,153,120 shares of Common Stock.*
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,153,120 shares of Common Stock.*
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                             |X|
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      9.99%*
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      OO
--------------------------------------------------------------------------------
      * Based on 21,552,759 shares of common stock, par value $0.01 per share (the "Shares") of Modtech Holdings, Inc., a Delaware corporation (the "Company") outstanding as of July 31, 2008, as disclosed in the Company's Quarterly Report on Form 10Q for the quarterly period ended June 30, 2008. As of December 31, 2008, PSource Structured Debt Limited ("PSource"), Valens U.S. SPV I, LLC ("Valens US") and Valens Offshore SPV II, Corp. ("VOFF SPV II" and together with PSource and Valens US, the "Investors") collectively held (i) a warrant (the "First Warrant") to acquire 1,540,697 Shares, at an exercise price of $7.82 per Share for the first 770,349 Shares and $7.31 per Share for the remainder of the Shares acquired thereunder, subject to certain adjustments; (ii) a warrant (the "Second Warrant") to acquire 581,395 Shares at an exercise price of $5.69 per Share, subject to certain adjustments, and (iii) a warrant (the "Third Warrant") to acquire an additional 576,086 Shares, at an exercise price of (x) $5.06 per Share for the first 192,029 Shares, (y) $5.29 per Share for the next 192,029 Shares and (z) $6.53 per Share for any additional Shares acquired thereunder, subject to certain adjustments, (iv)a warrant (the "Fourth Warrant") to acquire 2,537,657 Shares, at an exercise price of $0.40 per Share, subject to certain adjustments, (v) a warrant (the "Fifth Warrant") to acquire 266,408 Shares, at an exercise price of $0.40 per Share, subject to certain adjustments, (vi) a warrant (the "Sixth Warrant" and collectively with the First Warrant, the Second Warrant, the Third Warrant, the Fourth Warrant and the Fifth Warrant, the "Warrants") to acquire 195,935 Shares, at an exercise price of $0.40 per Share, subject to certain adjustments and (vii) 449,110 Shares. Each of the Warrants contains an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation"). The 9.99% Issuance Limitation under the Warrants may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument), provided however with respect to the Fourth Warrant, the Fifth Warrant and the Sixth Warrant, notice shall only be effective if delivered at a time when no indebtedness of the Company of which the Investors was the owner, at any time is outstanding. PSource is managed by Laurus Capital Management, LLC. Valens US and VOFF SPV II are managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share sole voting and investment power over the securities owned by the Investors reported in this
Schedule 13G, as amended.

CUSIP No. 60783C100                   13G
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON: Valens U.S. SPV I, LLC

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 20-8903266
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
NUMBER OF         5     SOLE VOTING POWER:
SHARES
BENEFICIALLY            0 shares of Common Stock.*
OWNED BY          --------------------------------------------------------------
EACH              6     SHARED VOTING POWER:
REPORTING
PERSON                  2,153,120 shares of Common Stock.*
                  --------------------------------------------------------------
                  7     SOLE DISPOSITIVE POWER:

                        0 shares of Common Stock.*
                  --------------------------------------------------------------
                  8     SHARED DISPOSITIVE POWER:

                        2,153,120 shares of Common Stock.*
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,153,120 shares of Common Stock.*
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                             |X|
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      9.99%*
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      OO
--------------------------------------------------------------------------------
      * Based on 21,552,759 shares of common stock, par value $0.01 per share (the "Shares") of Modtech Holdings, Inc., a Delaware corporation (the "Company") outstanding as of July 31, 2008, as disclosed in the Company's Quarterly Report on Form 10Q for the quarterly period ended June 30, 2008. As of December 31, 2008, PSource Structured Debt Limited ("PSource"), Valens U.S. SPV I, LLC ("Valens US") and Valens Offshore SPV II, Corp. ("VOFF SPV II" and together with PSource and Valens US, the "Investors") collectively held (i) a warrant (the "First Warrant") to acquire 1,540,697 Shares, at an exercise price of $7.82 per Share for the first 770,349 Shares and $7.31 per Share for the remainder of the Shares acquired thereunder, subject to certain adjustments; (ii) a warrant (the "Second Warrant") to acquire 581,395 Shares at an exercise price of $5.69 per Share, subject to certain adjustments, and (iii) a warrant (the "Third Warrant") to acquire an additional 576,086 Shares, at an exercise price of (x) $5.06 per Share for the first 192,029 Shares, (y) $5.29 per Share for the next 192,029 Shares and (z) $6.53 per Share for any additional Shares acquired thereunder, subject to certain adjustments, (iv)a warrant (the "Fourth Warrant") to acquire 2,537,657 Shares, at an exercise price of $0.40 per Share, subject to certain adjustments, (v) a warrant (the "Fifth Warrant") to acquire 266,408 Shares, at an exercise price of $0.40 per Share, subject to certain adjustments, (vi) a warrant (the "Sixth Warrant" and collectively with the First Warrant, the Second Warrant, the Third Warrant, the Fourth Warrant and the Fifth Warrant, the "Warrants") to acquire 195,935 Shares, at an exercise price of $0.40 per Share, subject to certain adjustments and (vii) 449,110 Shares. Each of the Warrants contains an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation"). The 9.99% Issuance Limitation under the Warrants may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument), provided however with respect to the Fourth Warrant, the Fifth Warrant and the Sixth Warrant, notice shall only be effective if delivered at a time when no indebtedness of the Company of which the Investors was the owner, at any time is outstanding. PSource is managed by Laurus Capital Management, LLC. Valens US and VOFF SPV II are managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share sole voting and investment power over the securities owned by the Investors reported in this
Schedule 13G, as amended.

CUSIP No. 60783C100                   13G
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON: Valens Offshore SPV II, Corp.

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 26-0811267
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
NUMBER OF         5     SOLE VOTING POWER:
SHARES
BENEFICIALLY            0 shares of Common Stock.*
OWNED BY          --------------------------------------------------------------
EACH              6     SHARED VOTING POWER:
REPORTING
PERSON                  2,153,120 shares of Common Stock.*
                  --------------------------------------------------------------
                  7     SOLE DISPOSITIVE POWER:

                        0 shares of Common Stock.*
                  --------------------------------------------------------------
                  8     SHARED DISPOSITIVE POWER:

                        2,153,120 shares of Common Stock.*
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,153,120 shares of Common Stock.*
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                             |X|
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      9.99%*
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      OO
--------------------------------------------------------------------------------
      * Based on 21,552,759 shares of common stock, par value $0.01 per share (the "Shares") of Modtech Holdings, Inc., a Delaware corporation (the "Company") outstanding as of July 31, 2008, as disclosed in the Company's Quarterly Report on Form 10Q for the quarterly period ended June 30, 2008. As of December 31, 2008, PSource Structured Debt Limited ("PSource"), Valens U.S. SPV I, LLC ("Valens US") and Valens Offshore SPV II, Corp. ("VOFF SPV II" and together with PSource and Valens US, the "Investors") collectively held (i) a warrant (the "First Warrant") to acquire 1,540,697 Shares, at an exercise price of $7.82 per Share for the first 770,349 Shares and $7.31 per Share for the remainder of the Shares acquired thereunder, subject to certain adjustments; (ii) a warrant (the "Second Warrant") to acquire 581,395 Shares at an exercise price of $5.69 per Share, subject to certain adjustments, and (iii) a warrant (the "Third Warrant") to acquire an additional 576,086 Shares, at an exercise price of (x) $5.06 per Share for the first 192,029 Shares, (y) $5.29 per Share for the next 192,029 Shares and (z) $6.53 per Share for any additional Shares acquired thereunder, subject to certain adjustments, (iv)a warrant (the "Fourth Warrant") to acquire 2,537,657 Shares, at an exercise price of $0.40 per Share, subject to certain adjustments, (v) a warrant (the "Fifth Warrant") to acquire 266,408 Shares, at an exercise price of $0.40 per Share, subject to certain adjustments, (vi) a warrant (the "Sixth Warrant" and collectively with the First Warrant, the Second Warrant, the Third Warrant, the Fourth Warrant and the Fifth Warrant, the "Warrants") to acquire 195,935 Shares, at an exercise price of $0.40 per Share, subject to certain adjustments and (vii) 449,110 Shares. Each of the Warrants contains an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation"). The 9.99% Issuance Limitation under the Warrants may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument), provided however with respect to the Fourth Warrant, the Fifth Warrant and the Sixth Warrant, notice shall only be effective if delivered at a time when no indebtedness of the Company of which the Investors was the owner, at any time is outstanding. PSource is managed by Laurus Capital Management, LLC. Valens US and VOFF SPV II are managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share sole voting and investment power over the securities owned by the Investors reported in this
Schedule 13G, as amended.

CUSIP No. 60783C100                   13G
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON: Valens Capital Management, LLC

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 20-8903345
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
NUMBER OF         5     SOLE VOTING POWER:
SHARES
BENEFICIALLY            0 shares of Common Stock.*
OWNED BY          --------------------------------------------------------------
EACH              6     SHARED VOTING POWER:
REPORTING
PERSON                  2,153,120 shares of Common Stock.*
                  --------------------------------------------------------------
                  7     SOLE DISPOSITIVE POWER:

                        0 shares of Common Stock.*
                  --------------------------------------------------------------
                  8     SHARED DISPOSITIVE POWER:

                        2,153,120 shares of Common Stock.*
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,153,120 shares of Common Stock.*
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                             |X|
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      9.99%*
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      OO
--------------------------------------------------------------------------------
      * Based on 21,552,759 shares of common stock, par value $0.01 per share (the "Shares") of Modtech Holdings, Inc., a Delaware corporation (the "Company") outstanding as of July 31, 2008, as disclosed in the Company's Quarterly Report on Form 10Q for the quarterly period ended June 30, 2008. As of December 31, 2008, PSource Structured Debt Limited ("PSource"), Valens U.S. SPV I, LLC ("Valens US") and Valens Offshore SPV II, Corp. ("VOFF SPV II" and together with PSource and Valens US, the "Investors") collectively held (i) a warrant (the "First Warrant") to acquire 1,540,697 Shares, at an exercise price of $7.82 per Share for the first 770,349 Shares and $7.31 per Share for the remainder of the Shares acquired thereunder, subject to certain adjustments; (ii) a warrant (the "Second Warrant") to acquire 581,395 Shares at an exercise price of $5.69 per Share, subject to certain adjustments, and (iii) a warrant (the "Third Warrant") to acquire an additional 576,086 Shares, at an exercise price of (x) $5.06 per Share for the first 192,029 Shares, (y) $5.29 per Share for the next 192,029 Shares and (z) $6.53 per Share for any additional Shares acquired thereunder, subject to certain adjustments, (iv)a warrant (the "Fourth Warrant") to acquire 2,537,657 Shares, at an exercise price of $0.40 per Share, subject to certain adjustments, (v) a warrant (the "Fifth Warrant") to acquire 266,408 Shares, at an exercise price of $0.40 per Share, subject to certain adjustments, (vi) a warrant (the "Sixth Warrant" and collectively with the First Warrant, the Second Warrant, the Third Warrant, the Fourth Warrant and the Fifth Warrant, the "Warrants") to acquire 195,935 Shares, at an exercise price of $0.40 per Share, subject to certain adjustments and (vii) 449,110 Shares. Each of the Warrants contains an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation"). The 9.99% Issuance Limitation under the Warrants may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument), provided however with respect to the Fourth Warrant, the Fifth Warrant and the Sixth Warrant, notice shall only be effective if delivered at a time when no indebtedness of the Company of which the Investors was the owner, at any time is outstanding. PSource is managed by Laurus Capital Management, LLC. Valens US and VOFF SPV II are managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share sole voting and investment power over the securities owned by the Investors reported in this
Schedule 13G, as amended.

CUSIP No. 60783C100                   13G
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON:

      David Grin
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Israel
--------------------------------------------------------------------------------
NUMBER OF         5     SOLE VOTING POWER:
SHARES
BENEFICIALLY            0 shares of Common Stock.*
OWNED BY          --------------------------------------------------------------
EACH              6     SHARED VOTING POWER:
REPORTING
PERSON                  2,153,120 shares of Common Stock.*
                  --------------------------------------------------------------
                  7     SOLE DISPOSITIVE POWER:

                        0 shares of Common Stock.*
                  --------------------------------------------------------------
                  8     SHARED DISPOSITIVE POWER:

                        2,153,120 shares of Common Stock.*
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,153,120 shares of Common Stock.*
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                             |X|
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      9.99%*
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------
        * Based on 21,552,759 shares of common stock, par value $0.01 per share (the "Shares") of Modtech Holdings, Inc., a Delaware corporation (the "Company") outstanding as of July 31, 2008, as disclosed in the Company's Quarterly Report on Form 10Q for the quarterly period ended June 30, 2008. As of December 31, 2008, PSource Structured Debt Limited ("PSource"), Valens U.S. SPV I, LLC ("Valens US") and Valens Offshore SPV II, Corp. ("VOFF SPV II" and together with PSource and Valens US, the "Investors") collectively held (i) a warrant (the "First Warrant") to acquire 1,540,697 Shares, at an exercise price of $7.82 per Share for the first 770,349 Shares and $7.31 per Share for the remainder of the Shares acquired thereunder, subject to certain adjustments; (ii) a warrant (the "Second Warrant") to acquire 581,395 Shares at an exercise price of $5.69 per Share, subject to certain adjustments, and (iii) a warrant (the "Third Warrant") to acquire an additional 576,086 Shares, at an exercise price of (x) $5.06 per Share for the first 192,029 Shares, (y) $5.29 per Share for the next 192,029 Shares and (z) $6.53 per Share for any additional Shares acquired thereunder, subject to certain adjustments, (iv)a warrant (the "Fourth Warrant") to acquire 2,537,657 Shares, at an exercise price of $0.40 per Share, subject to certain adjustments, (v) a warrant (the "Fifth Warrant") to acquire 266,408 Shares, at an exercise price of $0.40 per Share, subject to certain adjustments, (vi) a warrant (the "Sixth Warrant" and collectively with the First Warrant, the Second Warrant, the Third Warrant, the Fourth Warrant and the Fifth Warrant, the "Warrants") to acquire 195,935 Shares, at an exercise price of $0.40 per Share, subject to certain adjustments and (vii) 449,110 Shares. Each of the Warrants contains an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation"). The 9.99% Issuance Limitation under the Warrants may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument), provided however with respect to the Fourth Warrant, the Fifth Warrant and the Sixth Warrant, notice shall only be effective if delivered at a time when no indebtedness of the Company of which the Investors was the owner, at any time is outstanding. PSource is managed by Laurus Capital Management, LLC. Valens US and VOFF SPV II are managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share sole voting and investment power over the securities owned by the Investors reported in this
Schedule 13G, as amended.

CUSIP No. 60783C100                   13G
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON:

      Eugene Grin
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
NUMBER OF         5     SOLE VOTING POWER:
SHARES
BENEFICIALLY            0 shares of Common Stock.*
OWNED BY          --------------------------------------------------------------
EACH              6     SHARED VOTING POWER:
REPORTING
PERSON                  2,153,120 shares of Common Stock.*
                  --------------------------------------------------------------
                  7     SOLE DISPOSITIVE POWER:

                        0 shares of Common Stock.*
                  --------------------------------------------------------------
                  8     SHARED DISPOSITIVE POWER:

                        2,153,120 shares of Common Stock.*
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,153,120 shares of Common Stock.*
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                             |X|
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      9.99%*
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------
        * Based on 21,552,759 shares of common stock, par value $0.01 per share (the "Shares") of Modtech Holdings, Inc., a Delaware corporation (the "Company") outstanding as of July 31, 2008, as disclosed in the Company's Quarterly Report on Form 10Q for the quarterly period ended June 30, 2008. As of December 31, 2008, PSource Structured Debt Limited ("PSource"), Valens U.S. SPV I, LLC ("Valens US") and Valens Offshore SPV II, Corp. ("VOFF SPV II" and together with PSource and Valens US, the "Investors") collectively held (i) a warrant (the "First Warrant") to acquire 1,540,697 Shares, at an exercise price of $7.82 per Share for the first 770,349 Shares and $7.31 per Share for the remainder of the Shares acquired thereunder, subject to certain adjustments; (ii) a warrant (the "Second Warrant") to acquire 581,395 Shares at an exercise price of $5.69 per Share, subject to certain adjustments, and (iii) a warrant (the "Third Warrant") to acquire an additional 576,086 Shares, at an exercise price of (x) $5.06 per Share for the first 192,029 Shares, (y) $5.29 per Share for the next 192,029 Shares and (z) $6.53 per Share for any additional Shares acquired thereunder, subject to certain adjustments, (iv)a warrant (the "Fourth Warrant") to acquire 2,537,657 Shares, at an exercise price of $0.40 per Share, subject to certain adjustments, (v) a warrant (the "Fifth Warrant") to acquire 266,408 Shares, at an exercise price of $0.40 per Share, subject to certain adjustments, (vi) a warrant (the "Sixth Warrant" and collectively with the First Warrant, the Second Warrant, the Third Warrant, the Fourth Warrant and the Fifth Warrant, the "Warrants") to acquire 195,935 Shares, at an exercise price of $0.40 per Share, subject to certain adjustments and (vii) 449,110 Shares. Each of the Warrants contains an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation"). The 9.99% Issuance Limitation under the Warrants may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument), provided however with respect to the Fourth Warrant, the Fifth Warrant and the Sixth Warrant, notice shall only be effective if delivered at a time when no indebtedness of the Company of which the Investors was the owner, at any time is outstanding. PSource is managed by Laurus Capital Management, LLC. Valens US and VOFF SPV II are managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share sole voting and investment power over the securities owned by the Investors reported in this
Schedule 13G, as amended.

CUSIP No. 60783C100

Item 1(a).  Name of Issuer: Modtech Holdings, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:
            2830 Barrett Avenue, Perris, California 92571

Item 2(a).  Name of Person Filing: Laurus Capital Management, LLC

            This Schedule 13G, as amended, is also filed on behalf of PSource Structured Debt Limited, a closed ended company incorporated with limited liability in Guernsey, Valens U.S. SPV I, LLC, a Delaware limited liability company, Valens Offshore SPV II, Corp., a Delaware corporation, Eugene Grin and David Grin. Laurus Capital Management, LLC manages PSource Structured Debt Limited. Valens Capital Management, LLC manages Valens U.S. SPV I, LLC and Valens Offshore SPV II, Corp. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share sole voting and investment power over the securities owned by the Investors reported in this Schedule 13G, as amended. Information related to each of PSource Structured Debt Limited, Valens U.S. SPV I, LLC, Valens Offshore SPV II, Corp, Eugene Grin and David Grin is set forth on Appendix A hereto.

Item 2(b).  Address of Principal Business Office or if none, Residence:
                        335 Madison Avenue, 10th Floor,
                        New York, NY 10017

Item 2(c).  Citizenship: Delaware

Item 2(d).  Title of Class of Securities: Common Stock, $0.01 par value

Item 2(e).  CUSIP Number: 60783C100

Item 3.     Not Applicable

Item 4.     Ownership:

            (a) Amount Beneficially Owned: 2,153,120 shares of Common Stock*

            (b) Percent of Class: 9.99%*

            (c) Number of shares as to which such person has:

                  (i) sole power to vote or to direct the vote: 0 shares of Common Stock*

                  (ii) shared power to vote or to direct the vote: 2,153,120 shares of Common Stock*

                  (iii) sole power to dispose or to direct the disposition of: 0 shares of Common Stock*

                  (iv)  shared power to dispose or to direct the disposition of:
                        2,153,120 shares of Common Stock*

Item 5.     Ownership of Five Percent or Less of a Class: Not applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person: Not applicable*

Item 7.     Identification and Classification of Subsidiary Which Acquired the
            Securities: Not applicable

Item 8. Identification and Classification of Members of the Group: Not applicable

Item 9.     Notice of Dissolution of Group: Not applicable

Item 10.    Certification:

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

--------------------------------------------------------------------------------
     * Based on 21,552,759 shares of common stock, par value $0.01 per share (the "Shares") of Modtech Holdings, Inc., a Delaware corporation (the "Company") outstanding as of July 31, 2008, as disclosed in the Company's Quarterly Report on Form 10Q for the quarterly period ended June 30, 2008. As of December 31, 2008, PSource Structured Debt Limited ("PSource"), Valens U.S. SPV I, LLC ("Valens US") and Valens Offshore SPV II, Corp. ("VOFF SPV II" and together with PSource and Valens US, the "Investors") collectively held (i) a warrant (the "First Warrant") to acquire 1,540,697 Shares, at an exercise price of $7.82 per Share for the first 770,349 Shares and $7.31 per Share for the remainder of the Shares acquired thereunder, subject to certain adjustments; (ii) a warrant (the "Second Warrant") to acquire 581,395 Shares at an exercise price of $5.69 per Share, subject to certain adjustments, and (iii) a warrant (the "Third Warrant") to acquire an additional 576,086 Shares, at an exercise price of (x) $5.06 per Share for the first 192,029 Shares, (y) $5.29 per Share for the next 192,029 Shares and (z) $6.53 per Share for any additional Shares acquired thereunder, subject to certain adjustments, (iv)a warrant (the "Fourth Warrant") to acquire 2,537,657 Shares, at an exercise price of $0.40 per Share, subject to certain adjustments, (v) a warrant (the "Fifth Warrant") to acquire 266,408 Shares, at an exercise price of $0.40 per Share, subject to certain adjustments, (vi) a warrant (the "Sixth Warrant" and collectively with the First Warrant, the Second Warrant, the Third Warrant, the Fourth Warrant and the Fifth Warrant, the "Warrants") to acquire 195,935 Shares, at an exercise price of $0.40 per Share, subject to certain adjustments and (vii) 449,110 Shares. Each of the Warrants contains an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation"). The 9.99% Issuance Limitation under the Warrants may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument), provided however with respect to the Fourth Warrant, the Fifth Warrant and the Sixth Warrant, notice shall only be effective if delivered at a time when no indebtedness of the Company of which the Investors was the owner, at any time is outstanding. PSource is managed by Laurus Capital Management, LLC. Valens US and VOFF SPV II are managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share sole voting and investment power over the securities owned by the Investors reported in this
Schedule 13G, as amended.

CUSIP No. 60783C100

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                               February 12, 2009

                                               Laurus Capital Management, LLC

                                            By: /s/ Eugene Grin
                                               ---------------------------------
                                               Name: Eugene Grin
                                               Title: Principal

CUSIP No. 60783C100

                                   APPENDIX A


A.    Name:                  PSource Structured Debt Limited,
                             a closed ended company incorporated with limited liability in Guernsey


      Business Address:      335 Madison Avenue, 10th Floor
                             New York, New York 10017

      Place of Organization: Guernsey


B.    Name:                  Valens U.S. SPV I, LLC a Delaware limited
                             liability company

      Business Address:      335 Madison Avenue, 10th Floor
                             New York, New York 10017

      Place of Organization: Delaware


C.    Name:                  Valens Offshore SPV II, Corp. a Delaware
                             corporation

      Business Address:      335 Madison Avenue, 10th Floor
                             New York, New York 10017

      Place of Organization: Delaware


D.    Name:                  Valens Capital Management, LLC, a Delaware
                             limited liability company

      Business Address:      335 Madison Avenue, 10th Floor
                             New York, New York 10017

      Place of Organization: Delaware


E.    Name:                  Eugene Grin
      Business Address:      335 Madison Avenue, 10th Floor
                             New York, New York 10017

      Principal Occupation:  Principal of Laurus Capital Management, LLC and
                             Valens Capital Management, LLC

      Citizenship:           United States


F.    Name:                  David Grin
      Business Address:      335 Madison Avenue, 10th Floor
                             New York, New York 10017

      Principal Occupation:  Principal of Laurus Capital Management, LLC and
                             Valens Capital Management, LLC

      Citizenship:           Israel

CUSIP No. 60783C100

Each of PSource Structured Debt Limited, Valens U.S. SPV I, LLC, Valens Offshore SPV II, Corp., Valens Capital Management, LLC , Eugene Grin and David Grin hereby agrees, by their execution below, that the Schedule 13G, as amended, to which this Appendix A is attached is filed on behalf of each of them, respectively.


PSource Structured Debt Limited
By:  Laurus Capital Management, LLC
its investment manager

/s/ Eugene Grin
---------------------------------
Eugene Grin
Principal
February 12, 2009


Valens Offshore SPV II, Corp.

Valens U.S. SPV I, LLC

Valens Capital Management, LLC

By:  Valens Capital Management, LLC
Individually and as investment manager

/s/ Eugene Grin
---------------------------------
Eugene Grin
Principal
February 12, 2009


/s/ David Grin
---------------------------------
David Grin, on his individual behalf
February 12, 2009


/s/ Eugene Grin
---------------------------------
Eugene Grin, on his individual behalf
February 12, 2009